SEC File Number: 00134927
CUSIP Number: 20451Q104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form N-SAR	☐	Form N-CSR

For period ended: June 30, 2025

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

COMPASS DIVERSIFIED HOLDINGS
Full Name of Registrant

COMPASS GROUP DIVERSIFIED HOLDINGS LLC
Full Name of Registrant

301 Riverside Avenue, Second Floor
Address of Principal Executive Office (Street and number)

Westport, CT 06880
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c ) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Compass Diversified Holdings (“Holdings”) and Compass Group Diversified Holdings LLC (the “Company,” and together with Holdings, “CODI”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (the “Second Quarter Report”) within the prescribed time period without unreasonable effort or expense because it needs additional time (i) for the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of the Company to complete the investigation previously disclosed in CODI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2025 (the “May 7 Form 8-K”), and (ii) for CODI to restate its financial statements for the fiscal years ended December 31, 2022, 2023, and 2024 and complete its financial statements for the fiscal quarters ended March 31, 2025 and June 30, 2025 in light of the findings of such investigation. The information contained in each of the May 7 Form 8-K and in CODI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 25, 2025 (the “June 25 Form 8-K”) is hereby incorporated by reference. While the Audit Committee continues to work diligently to complete its investigation, CODI does not anticipate that it will be able to file the Second Quarter Report within the five-calendar day extension provided by Rule 12b-25(b). CODI will continue to work diligently to file the Second Quarter Report, as well as its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, as soon as reasonably practicable.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Stephen Keller	(203) 221-1703
(Name)	(Area Code) (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No
•Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As a result of the ongoing investigation and restatement processes disclosed in its May 7 Form 8-K and June 25 Form 8-K, which disclosures are incorporated herein by reference, CODI has not completed its financial statements for the quarter ended June 30, 2025, and its financial statements for the quarter ended June 30, 2024 are subject to restatement. Accordingly, CODI cannot at this time provide an estimate of the anticipated changes in its results of operations for the quarter ended June 30, 2025 compared to its results of operations for the quarter ended June 30, 2024.

Cautionary Note Regarding Forward-Looking Statements
This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation CODI’s expectations as to the timing and outcome of the Lugano Holding, Inc. (“Lugano”) investigation, actions taken in response to the outcome of the investigation, the filing or delay of CODI’s periodic reports, the amount of any potential misstatements associated with Lugano and the impact any such misstatements may have on CODI’s previously issued financial statements or results of operations, CODI’s beliefs and expectations relating to the anticipated financial and other impacts of internal control failures and the items subject to investigation and restatement review, and the impacts of any material weaknesses identified and CODI’s remediation efforts and efforts to prepare financial statements. Such forward looking statements may be identified by, among other things, the use of forward-looking terminology such as “believe,” “expect,” “may,” “could,” “would,” “plan,” “intend,” “estimate,” “predict,” “potential,” “continue,” “should” or “anticipate” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. These statements are based on beliefs and assumptions by the Board and management, and on information currently available to the Board and management. These statements involve risk and uncertainties that could cause CODI’s actual results and outcomes to differ, perhaps materially, including but not limited to: the discovery of additional information relevant to the investigation; the conclusions (and timing of those conclusions) concerning matters relating to the investigation; the timing of the review by, and the conclusions of, CODI’s independent registered public accounting firm regarding the investigation and CODI’s financial statements; a further material delay in CODI’s financial reporting or ability to hold an annual meeting of stockholders; the impacts of restatement reviews; the likelihood that the control deficiencies identified or that may be identified in the future will result in material weaknesses in CODI’s internal control over financial reporting; and civil litigation relating to the investigation, including CODI’s representations regarding its financial statements, and the possibility of future litigation or investigation relating to CODI’s internal controls, restatement reviews, the Lugano investigation, or related matters. Please see CODI’s Annual Report on Form 10-K for the year ended December 31, 2024 for other risk factors that you should consider in connection with such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date such statements have been made. Except as required by applicable law, CODI does not undertake any public obligation to update any forward-looking statements to reflect events, circumstances, or new information after the date of this Form 12b-25, or to reflect the occurrence of unanticipated events.

COMPASS DIVERSIFIED HOLDINGS
(Name of Registrant as Specified in Charter)

COMPASS GROUP DIVERSIFIED HOLDINGS LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 11, 2025	COMPASS DIVERSIFIED HOLDINGS

	By:	/s/ Stephen Keller

Stephen Keller
Regular Trustee

Date: August 11, 2025	COMPASS GROUP DIVERSIFIED HOLDINGS LLC

	By:	/s/ Stephen Keller

Stephen Keller
Chief Financial Officer